SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         )

SIGNATURE
EXHIBIT INDEX
Announcement dated Jul 24,2003

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	an announcement dated July 24, 2003 and published in the newspapers in Hong Kong on July 25, 2003, announcing that the Supreme Court of Bermuda has heard submissions in relation to the strikeout of the writ with respect to the legal proceedings brought by Broadsino Finance Company Limited and that the Supreme Court is expected to issue its judgment within the next two to four weeks.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

By:	/s/ Xiaoan Wu Name: Xiaoan Wu Title: Chairman

Date: July 28, 2003

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	an announcement dated July 24, 2003 and published in the newspapers in Hong Kong on July 25, 2003, announcing that the Supreme Court of Bermuda has heard submissions in relation to the strikeout of the writ with respect to the legal proceedings brought by Broadsino Finance Company Limited and that the Supreme Court is expected to issue its judgment within the next two to four weeks.